Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-mark Agents
Our File No. 29741-0001 / CW3998390.1	800-885 W Georgia Street
Vancouver, BC V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

CONSENT

We hereby consent to the references to our firm in the proxy statement/prospectus which is part of a registration statement on Form S-4 (the “Form S-4”) to be filed by Argentex Mining Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with the change of the corporate jurisdiction of the Company from the State of Delaware to the Province of British Columbia and the annual and special meeting of stockholders of the Company.

We hereby further consent to the inclusion of our opinion dated January 14, 2011 with respect to certain Canadian federal income tax consequences with respect to the merger and continuation in the Form S-4.

Clark Wilson LLP

/s/ Clark Wilson LLP

Vancouver, British Columbia, Canada
January 14, 2011